Mail Stop 6010

December 22, 2006

Mr. John E. Salamon
President
Salamon Group, Inc.
302-1028 Alberni Street
Vancouver, B.C., Canada   V6E 1A3

      RE: **Salamon Group, Inc.**
                Item 4.01 Form 8-K/A#2
                Filed December 20, 2006
                File No. 0-50530

Dear Mr. Salamon:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A#2 dated November 16, 2006

Item 4-01. Changes in Registrant's Certifying Accountant

1.   Please state whether during your two most recent fiscal years <u>and any subsequent interim period</u> before your former auditor resigned, you had any disagreements with your former auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. This period also applies to any statements regarding reportable events and consultation with the new auditor. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) of Regulation S-B.

2.   Please amend your Form 8-K to include the required letter from your former auditor as Exhibit 16 stating whether the auditor agrees with your Item 304 disclosures, or the extent to which the auditor does not agree.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        If you have any questions, please call David Burton at (202) 551-3626.

                                        Sincerely,

                                        David Burton
                                        Staff Accountant